UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: October 30, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: October 30, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: October 29, 2008

08-35-TC

Teck Announces Early End of Red Dog Shipping Season

Vancouver, October 29, 2008 – Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced the shipping season from the Red Dog mine ended earlier than expected due to adverse weather conditions and as a result the last vessel has departed without a full shipment. Final tonnages shipped for 2008 were approximately 920,000 tonnes of zinc concentrate (510,000 tonnes contained metal) and 247,000 tonnes of lead concentrates (136,000 tonnes contained metal). Shipments of zinc concentrates were approximately 36,000 tonnes of concentrate (20,000 tonnes contained) and 2000 tonnes of lead concentrate (1100 tonnes contained) less than expected. Force Majeure notices have been issued to the respective customers. Zinc and lead sales in the 4th quarter 2008, and 1st quarter 2009 is accordingly reduced from previous guidance.

While not financially material to Teck’s annual results, the shortfall in zinc shipments is equivalent to approximately 11% of current zinc stocks on the London Metals Exchange.

About Teck

Teck is a diversified mining company, headquartered in Vancouver, Canada. Teck’s shares are listed on the TSX under the symbols TCK.A and TCK.B and on the NYSE under the symbol TCK. Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teck.com.

For further information, please contact:

Investor Relations Contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 699-4014

email: greg.waller@teck.com

Media Contact:

Sarah Goodman

Director, Corporate Affairs

Teck Cominco Limited

(604) 699 4407

email: sarah.goodman@teck.com